CALVERT MANAGEMENT SERIES
ADMINISTRATIVE SERVICES AGREEMENT

Revised and Restated Schedule A

For its services provided under this Agreement, Calvert Investment Administrative Services, Inc. (“CIAS”) shall be paid a total annual fee of $80,000 by Calvert Tax-Free Bond Fund.

For its services provided under this Agreement with respect to Calvert Unconstrained Bond Fund, CIAS shall be paid an annual fee of 0.35% of average net assets for each of Class A, C and Y; and 0.10% of average net assets for Class I.

Effective: September 30, 2014

CALVERT MANAGEMENT SERIES

BY: ____________________________
William M. Tartikoff
Vice President and Secretary
Date: September ___, 2014

CALVERT INVESTMENT ADMINISTRATIVE SERVICES, INC.

BY: ____________________________
Ronald M. Wolfsheimer
Executive Vice President, Chief Financial and Administrative Officer
Date: September ___, 2014